SUB-ITEM 77C


	A special meeting of Credit Suisse Emerging Markets Fund's shareholders was held on October 9, 2002 to approve a sub-investment advisory agreement for the fund, Credit Suisse Asset Management, LLC and Credit Suisse Asset Management Limited (CSAM Australia). The results of the votes tabulated at the special meeting are reported below.


A.  To approve a sub-investment advisory agreement with CSAM Australia:

For:		3,703,737.78 shares

Against:	246,916.67 shares

Abstain:	30,026.63 shares